Exhibit 10.1

October 24, 2007

L. Patrick Gage, Ph.D.

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Dear Pat:

On behalf of PDL BioPharma, Inc. (“PDL” or “we”), I am pleased to extend to you an employment offer for the position of Interim Chief Executive Officer, reporting to PDL’s Board of Directors (the “Board”).

You agree to devote your full business time and efforts to PDL. You agree that you will not engage in any other business or serve in any position with or as a consultant or adviser to any other corporation or entity (including as a member of such corporation’s or entity’s board of directors or other governing or advising body), without the prior written consent of the Board. Notwithstanding the foregoing, you will not be prohibited from continuing your service in the positions that you held immediately prior to your election as Interim Chief Executive Officer, which positions you have disclosed to the Board.

Your monthly base salary for this position would be $54,166.67 ($650,000/annualy) with a retroactive start of service of October 1, 2007. Your annual target bonus would initially be set at 75% of your annual base salary. Your bonus with respect to 2007 service would be prorated based on a start of service of October 1, 2007. Your bonus for 2007 service would be based on your contribution to PDL’s achievement of 2007 goals and objectives in the fourth quarter of 2007 and your individual performance during this period.

We also offer to our employees other incentive programs and a benefits package, including a comprehensive medical policy and dental plan, as well as life insurance coverage, which you would be eligible to participate in according to company guidelines.

In addition to our salary and benefits packages, the Board would grant you an option to purchase 100,000 shares of Common Stock under a PDL equity incentive plan (the “New Hire Option”). The New Hire Option would be granted effective two trading days after the public release of PDL’s results of operations and financial condition for the quarter ended September 30, 2007. The New Hire Option would be subject to your execution of a Stock Option Agreement and would vest in equal monthly increments over 24 months with the first monthly increment vesting one month after the grant date.

L. Patrick Gage, Ph.D.

October 24, 2007

You agree that you will not be deemed a “Participant” under PDL’s Executive Retention and Severance Plan (“ERSP”) and will not be entitled to any of the rights or benefits under the ERSP to which the “Chief Executive Officer” (as that term is defined in the ERSP) would be entitled in certain circumstances, notwithstanding your position as Interim Chief Executive Officer.

In the event a “Change in Control” (as that term is defined in PDL’s 2005 Equity Incentive Plan) occurs during your employment, any unvested portion of the New Hire Option would become vested effective as of the date of the Change in Control. Any exercise of the New Hire Option that was permissible solely by reason of the acceleration of vesting pursuant to the preceding sentence would be conditioned upon the consummation of the Change in Control. If a Change in Control occurs during your employment but prior to the expected payout date for 2007 bonuses, we would accelerate the payout of your 2007 bonus to immediately prior to the Change in Control. If a Change in Control occurs during your employment but after January 1, 2008 and prior to the expected payout date for 2008 bonuses, we would pay you a prorated amount of your 2008 bonus immediately prior to the Change in Control. The amount of your prorated 2008 bonus, if payable pursuant to the preceding sentence, would be based on the Compensation Committee’s assessment of the Company’s and your individual performance during 2008.

We will, during your employment and until October 1, 2008, reimburse you up to $5,000 per month for your actual furniture and housing rental expenses for a residence in the San Francisco Bay Area. We also will reimburse you for the reasonable food and hotel lodging expenses you have incurred and may incur until November 15, 2007 on trips to the San Francisco Bay Area in the course of your service as Interim Chief Executive Officer.

We also will, during your employment and until October 1, 2008, reimburse you for the actual expense of up to two round-trip airline flights per month between the San Francisco Bay Area and any airport in reasonable proximity to your current home, provided, that such airline travel is booked consistent with PDL’s Travel Expense Policy.

We also will, until October 1, 2008, reimburse you for your automobile rental costs incurred during trips to the San Francisco Bay Area in the course of your service as Interim Chief Executive Officer, provided, that such automobile rentals are booked consistent with PDL’s Travel Expense Policy.

L. Patrick Gage, Ph.D.

October 24, 2007

PDL’s obligation to reimburse you for the rental housing, airline flight, automobile rental and other expenses described in the preceding three paragraphs would terminate if you relocate your residence to the San Francisco Bay Area.

For purposes of federal immigration law, you would be required to provide PDL documentary evidence of your identity and eligibility for employment in the United States.

Your employment with PDL as Interim Chief Executive Officer is not for a set term and you would be an at-will employee. As a PDL employee, you would be free to resign at any time, just as we would be free to terminate your employment at any time, with or without cause. There will be no express or implied agreements to the contrary.

To indicate your acceptance of our offer, please sign and date this letter in the space provided below and return it, along with a signed copy of the enclosed Proprietary Information and Invention Assignment Agreement, to Jeff Coon in the enclosed envelope. This letter, along with the Proprietary Information and Invention Assignment Agreement, supersedes any prior representations or agreements, whether written or oral, with respect to our offer of employment to you. This letter may not be modified or amended except by a written agreement, signed by PDL and you.

Sincerely,

PDL BioPharma, Inc.

/s/ Karen A. Dawes	/s/ L. Patrick Gage, Ph.D.
Karen A. Dawes	L. Patrick Gage, Ph.D.
Chairperson of the Board

October 24, 2007
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